Exhibit 99.1

SES Expands into Global Direct-to-Device Services through Strategic Collaboration with Elveo Mobile

Luxembourg, August 17, 2026 – SES, a global leader in space solutions, today announced an expanded strategic investment and collaboration with Elveo Mobile (Elveo), the new company created through the completion of the Lynk and Omnispace merger.

Elveo unites the heritage of two pioneers in direct-to-device (D2D) services and will deliver mobile connectivity from space to mobile phones, devices and machines around the world.

SES will support Elveo in accelerating its delivery of powerful, cost-effective global D2D services. SES and Elveo will also work together on global spectrum initiatives that will enable Elveo to unlock delivery of D2D solutions. By partnering with Elveo, SES deepens its commitment with access to its expansive, global space and ground infrastructure, while also supporting Elveo’s go-to-market, engineering, operations and regulatory needs. The collaboration will enable SES to enhance current services for its mobile telecom, enterprise, and government customers around the world. SES users will benefit from multi-orbit access to the Elveo low-Earth orbit (LEO) network in combination with SES’s own GEO and MEO networks. SES and Elveo will deliver the first truly multi-orbit integrated, cost-effective, D2D satellite solution.

“Elveo is an agile, forward-thinking innovator, and exactly the type of company we sought as our strategic partner for direct-to-device services,” said Adel Al-Saleh, Chief Executive Officer, SES. “SES customers will now have access to premier D2D services, further expanding our multi-orbit connectivity solutions.”

“As Elveo, we’re excited to deepen our partnership with SES and get to work,” said Ramu Potarazu, CEO of Elveo. “This strategic investment will accelerate Elveo’s time to market and bring our D2D solutions to SES customers worldwide. We look forward to working together to advance Elveo’s mission to deliver powerful compute and connectivity to individuals and objects everywhere on Earth.”

For further information please contact:

SES: Nancy Welsh

SES.Press@ses.com

Elveo: Marie Knowles

media@elveo.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com

About Elveo

Elveo is the premiere non-terrestrial mobile connectivity company, delivering elevated intelligence for a planet on the move. Elveo offers reliable, next-generation connectivity directly from satellites to smartphones, IoT devices and machines worldwide. Elveo is a globally inclusive company that offers mobile network operators and partners a resilient, always-on next-generation network to connect their customers across enterprise, government and humanitarian sectors.

For more information, visit elveo.com.

Forward-looking Statements

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “will,” “deliver,” “collaborate,” and “enable.”

Forward-looking statements are not assurances of future performance and are subject to inherent uncertainties and risks that are difficult to predict. Factors that might cause such a difference include those discussed in SES’s filings with the U.S. Securities and Exchange Commission, including SES’s Form 20-F, such as risks relating to the timing and success of satellite deployment, launch and in-orbit performance; risks associated with developing, deploying, and commercializing direct-to-device services and related technology; risks associated with obtaining necessary regulatory approvals, licenses and authorizations for direct-to-device services; and the risk that anticipated benefits of strategic investments and partnerships may not be realized. The forward-looking statements included in this press release are made only as of the date hereof and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.